March 11, 2013

Via EDGAR

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bank of America Corporation
424 Prospectuses relating to Registration Statements on Form S-3ASR
Filed April 20, 2009 - File No. 333-158663
Filed March 30, 2012 - File No. 333-180488
Dear Ms. Starr:

Bank of America Corporation (the “Corporation”) has received your letter dated February 21, 2013 (the “2013 Letter”) setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Corporation's offerings of structured notes pursuant to the Corporation's Registration Statements on Form S-3ASR (Registration Nos. 333-158663 and 333-180488).
The Corporation confirms that it will comply with the comments of the Staff set forth in the 2013 Letter. The Corporation will use its best efforts to conform its structured note disclosure for future prospectus supplements by or before April 1, 2013 in accordance with the 2013 Letter and in a manner consistent with the Corporation's previous responses to the Staff's prior letter dated April 12, 2012.
* * *
In connection with the Corporation's responses to the Comment Letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Amy M. Starr
March 11, 2013

The Corporation believes that the foregoing is responsive to the comments raised by the Staff in the 2013 Letter. If you have any further questions or require additional information, please contact me at mpressman2@bankofamerica.com.
Sincerely,

/s/ Michael Pressman
Michael Pressman
Assistant General Counsel